1st Quarter 2011
Financial Results Presentation

May 9, 2011

Stifel Financial

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, "SF" or the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Chairman's Comments

Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial Corp. commented:

"Following our record fourth quarter results, the first quarter of 2011 proved to be our second best quarter in terms of net revenues, net income and diluted EPS. We also achieved our pre-tax margin goal of 15% on a non-GAAP basis. These results highlight our company's continued ability to capitalize on opportunities in serving both our growing private client base and middle-market companies."

"Consistent with industry trends, our investment banking results in the quarter were sequentially lower, primarily impacted by a decline in advisory and municipal underwriting activity, particularly when compared with our record fourth quarter revenues. Our pipeline remains promising, with a significant weighting in the technology sector."



Financial Results

Stifel Financial Corp. Results
Three months ended March 31, 2011

($ in thousands, except per share amounts)	Three Months Ended March 31, 2011 GAAP	Merger-Related Charges [1]	Non-GAAP	Three Months Ended 3/31/10 (GAAP)	% Change [2]	12/31/10 (Non-GAAP)	% Change [2]
Net revenues	**$ 366,613**	$ 6	**$ 366,619**	$ 312,030	***17.5%***	$ 402,787	***(9.0%)***
Compensation and benefits	**231,166**	244	**231,410**	206,242	***12.2%***	237,359	***(2.5%)***
Non-comp operating expenses	**84,763**	(2,705)	**82,058**	66,223	***23.9%***	89,049	***(7.9%)***
Total non-interest expenses	**315,929**	(2,461)	**313,468**	272,465	***15.0%***	326,408	***(4.0%)***
Income before income taxes	**50,684**	2,467	**53,151**	39,565	***34.3%***	76,379	***(30.4%)***
Provision for income taxes	**19,286**	939	**20,225**	15,825	***27.8%***	29,061	***(30.4%)***
Net income	**$ 31,398**	$ 1,528	**$ 32,926**	$ 23,740	***38.7%***	$ 47,318	***(30.4%)***
Earnings per share: [3]							
Basic	**$ 0.60**		**$ 0.63**	$ 0.52	***21.2%***	$ 0.97	***(35.1%)***
Diluted	**$ 0.50**		**$ 0.52**	$ 0.45	***15.6%***	$ 0.82	***(36.6%)***
Ratios to net revenues:							
Compensation and benefits	**63.1%**		**63.1%**	66.1%		58.9%	
Non-comp operating expenses	**23.1%**		**22.4%**	21.2%		22.1%	
Income before income taxes	**13.8%**		**14.5%**	12.7%		19.0%	

[1] Merger-related charges consist primarily of operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Quarterly results compare non-GAAP results for the quarter ended March 31, 2011 to GAAP results for the year-ago period and to non-GAAP results for the quarter ended December 31, 2010.

[3] All per share information has been retroactively adjusted to reflect the April 2011 three-for-two stock split.

STIFEL FINANCIAL

Source of Revenues

($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	% Change	12/31/10	% Change
Revenues					
Commissions	**$ 155,786**	$ 105,035	**48.3%**	$ 139,605	**11.6%**
Principal transactions	**92,859**	117,420	**(20.9%)**	89,996	**3.2%**
Asset mgt and service fees	**57,680**	41,103	**40.3%**	57,042	**1.1%**
Investment banking	**41,418**	34,221	**21.0%**	90,975	**(54.5%)**
Other	**6,256**	1,945	**221.6%**	10,497	**(40.4%)**
Total operating revenues	**353,999**	299,724	**18.1%**	388,115	**(8.8%)**
Interest revenue	**18,856**	14,647	**28.7%**	18,307	**3.0%**
Total revenues	**372,855**	314,371	**18.6%**	406,422	**(8.3%)**
Interest expense	**6,242**	2,341	**166.6%**	4,823	**29.4%**
Net revenues	**$ 366,613**	$ 312,030	**17.5%**	$ 401,599	**(8.7%)**

Principal Transactions Revenues

($ in thousands)	3/31/11	3/31/10	% Change	12/31/10	% Change
	Quarter Ended				
Taxable debt	**$ 51,419**	$ 64,691	**(20.5%)**	$ 46,924	**9.6%**
Municipal debt	**19,538**	16,842	**16.0%**	18,520	**5.5%**
Equities	**11,623**	22,284	**(47.8%)**	11,396	**2.0%**
Other	**10,279**	13,603	**(24.4%)**	13,156	**(21.9%)**
	$ 92,859	$ 117,420	**(20.9%)**	$ 89,996	**3.2%**

STIFEL FINANCIAL

Investment Banking Revenues

($ in thousands)	Quarter Ended 3/31/11	3/31/10	% Change	12/31/10	% Change
Capital raising	**$ 32,358**	$ 25,307	**27.9%**	$ 50,404	**(35.8%)**
Advisory	**9,060**	8,914	**1.6%**	40,571	**(77.7%)**
	$ 41,418	$ 34,221	**21.0%**	$ 90,975	**(54.5%)**

STIFEL FINANCIAL

Non-Interest Expenses
Three months ended March 31, 2011

($ in thousands)	Quarter Ended: Non-GAAP 3/31/11	GAAP 3/31/10	% Change	Non-GAAP 12/31/10	% Change	% of Net revenues: 3/31/11	3/31/10	12/31/10
Net revenues	**$ 366,619**	$ 312,030	**17.5%**	$ 402,787	**(9.0%)**	***100.0%***	*100.0%*	*100.0%*
Compensation and benefits	**212,359**	186,970	**13.6%**	222,797	**(4.7%)**	***57.9%***	*59.9%*	*55.3%*
Transitional pay [1]	**19,051**	19,272	**(1.1%)**	14,562	**30.8%**	***5.2%***	*6.2%*	*3.6%*
Total compensation and benefits	**231,410**	206,242	**12.2%**	237,359	**(2.5%)**	***63.1%***	*66.1%*	*58.9%*
Occupancy and equipment rental	**29,431**	24,858	**18.4%**	30,436	**(3.3%)**	***8.0%***	*8.0%*	*7.5%*
Communication and office supplies	**18,656**	14,418	**29.4%**	18,313	**1.9%**	***5.1%***	*4.6%*	*4.5%*
Commissions and floor brokerage	**6,669**	5,744	**16.1%**	7,124	**(6.4%)**	***1.8%***	*1.8%*	*1.8%*
Other operating expenses	**27,302**	21,203	**28.8%**	33,176	**(17.7%)**	***7.5%***	*6.8%*	*8.3%*
Total non-comp operating expenses	**82,058**	66,223	**23.9%**	89,049	**(7.9%)**	***22.4%***	*21.2%*	*22.1%*
Total non-interest expense	**313,468**	272,465	**15.0%**	326,408	**(4.0%)**	***85.5%***	*87.3%*	*81.0%*
Income before income taxes	**53,151**	39,565	**34.3%**	76,379	**(30.4%)**	***14.5%***	*12.7%*	*19.0%*
Provision for income taxes	**20,225**	15,825	**27.8%**	29,061	**(30.4%)**	***5.5%***	*5.1%*	*7.2%*
Non-GAAP net income	**$ 32,926**	$ 23,740	**38.7%**	$ 47,318	**(30.4%)**	***9.0%***	*7.6%*	*11.7%*
Merger-related expenses (after-tax) [2]	**(1,528)**	-		(5,924)				
GAAP net income	**$ 31,398**	$ 23,740		$ 41,394				

[1] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

[2] A description of merger-related expenses can be found on page 9.

STIFEL FINANCIAL

TWPG Merger-Related Expenses

($ in thousands)	Nine Months Ended 12/31/10 Estimate	Nine Months Ended 12/31/10 Actual	Quarter Ended 3/31/11 Estimate	Quarter Ended 3/31/11 Actual	Quarter Ended 6/30/11 Estimate
Operating expenses:					
Compensation and benefits	$ 180,850	$ 186,034 [1]	$ -	$ (244)	-
Non-comp operating expenses [2]	24,700	19,011	5,000	2,705	3,000 [3]
Total operating expenses	$ 205,550	$ 205,045	$ 5,000	$ 2,461	$ 3,000
After-tax impact (40% effective rate)	**$ 123,330**	**$ 113,975**	**$ 3,000**	**$ 1,528**	**$ 1,800**
Impact to diluted EPS (net of tax) [4]	*$ (1.93)*	*$ (1.84)*	*$ (0.05)*	*$ (0.02)*	*$ (0.03)*

(1) Includes non-cash compensation expense related to the modification of the deferred compensation plan of $179.5 million and other merger-related expenses.

(2) Actual results include cease-use accruals and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

(3) Estimated non-comp operating expenses for the quarter ended June 30, 2011 represents merger-related expenses anticipated in the first quarter of 2011 that will carry over into the second quarter of 2011. In addition to the above estimate, we may incur an additional $8.0 to $10.0 million in occupancy costs related to abandonment of certain leased property as a result of our continued integration efforts.

(4) Retroactively adjusted to reflect the three-for-two stock split in April 2011 and calculated using fully-diluted shares outstanding of 63.8 million for the second quarter of 2011.

Segment Comparison

($ in thousands)	Quarter Ended **Non-GAAP 3/31/11**	GAAP 3/31/10	**% Change**	Non-GAAP 12/31/10	**% Change**
Net revenues:					
Global Wealth Management	**$ 238,446**	$ 199,421	**19.6%**	$ 236,424	**0.9%**
Institutional Group	**126,994**	113,292	**12.1%**	165,902	**(23.5%)**
Other	**1,179**	(683)	**272.5%**	461	**155.8%**
	$ 366,619	$ 312,030	**17.5%**	$ 402,787	**(9.0%)**
Operating contribution:					
Global Wealth Management	**61,472**	39,158	**57.0%**	62,717	**(2.0%)**
Institutional Group	**21,393**	27,456	**(22.1%)**	43,656	**(51.0%)**
Other	**(29,714)**	(27,049)	**9.9%**	(29,994)	**(0.9%)**
	$ 53,151	$ 39,565	**34.3%**	$ 76,379	**(30.4%)**

Global Wealth Management

($ in thousands)	Quarter Ended 3/31/11	3/31/10	% Change	12/31/10	% Change
Commissions	**$ 101,762**	$ 79,587	**27.9%**	$ 92,558	**9.9%**
Principal transactions	**56,163**	59,871	**(6.2%)**	58,520	**(4.0%)**
Asset management & service fees	**57,530**	40,894	**40.7%**	56,953	**1.0%**
Net interest	**11,169**	11,034	**1.2%**	10,277	**8.7%**
Investment banking	**6,312**	5,302	**19.0%**	5,015	**25.9%**
Other income	**5,510**	2,733	**101.6%**	13,101	**(57.9%)**
Net revenues	**238,446**	199,421	**19.6%**	236,424	**0.9%**
Compensation and benefits	**142,586**	124,738	**14.3%**	136,009	**4.8%**
Non-comp operating expenses	**34,388**	35,525	**(3.2%)**	37,698	**(8.8%)**
Total non-interest expenses	**176,974**	160,263	**10.4%**	173,707	**1.9%**
Income before income taxes	**$ 61,472**	$ 39,158	**57.0%**	$ 62,717	**(2.0%)**
***Ratios to net revenues*:**					
Compensation and benefits	**59.8%**	62.6%		57.5%	
Non-comp operating expenses	**14.4%**	17.8%		16.0%	
Income before income taxes	**25.8%**	19.6%		26.5%	

STIFEL FINANCIAL

Stifel Bank & Trust

(an operating unit of GWM)

($ in thousands)	Quarter Ended 3/31/11	3/31/10	% Change	12/31/10	% Change
Net revenues:					
Interest	**11,203**	8,087	**38.5%**	9,287	**20.6%**
Other income	**1,932**	2,113	**(8.6%)**	3,553	**(45.6%)**
Total revenues	**13,135**	10,200	**28.8%**	12,840	**2.3%**
Interest expense	**4,237**	448	**845.8%**	3,076	**37.7%**
Total net revenues	**8,898**	9,752	**(8.8%)**	9,764	**(8.9%)**
Compensation and benefits	**1,705**	1,028	**65.9%**	1,447	**17.8%**
Non-comp operating expenses	**2,070**	4,478	**(53.8%)**	2,493	**(17.0%)**
Total non-interest expenses	**3,775**	5,506	**(31.4%)**	3,940	**(4.2%)**
Income before income taxes	**$ 5,123**	$ 4,246	**20.7%**	$ 5,824	**(12.0%)**
Ratios to net revenues:					
Compensation and benefits	**19.2%**	10.5%		14.8%	
Non-comp operating expenses	**23.3%**	45.9%		25.5%	
Efficiency ratio [1]	**40.3%**	57.6%		37.9%	
Income before income taxes	**57.6%**	43.4%		59.6%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

STIFEL FINANCIAL

Stifel Bank & Trust
(an operating unit of GWM)

Low Risk Asset Growth

- Assets of $1.8 billion as of March 31, 2011 remained consistent with December 31, 2010.
- Investment portfolio of $1.2 billion, an increase of 18% from $1.0 billion as of December 31, 2010.
- Loan portfolio of $437.5 million, a decrease of 10% from $485.2 million as of December 31, 2010.
- Deposits of $1.6 billion as of March 31, 2011 remained consistent with December 31, 2010.

Strategy & Opportunity

- Maintain solid asset quality:
  - Non-performing loans to gross loans of 0.19%
  - Non-performing assets to total assets of 0.12%
  - $0.3 million LTM net recoveries
- Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
- Maintain high levels of liquidity to capitalize on opportunities

Interest Earning Assets

	As of			Percent of total		
($ in thousands)	3/31/11	12/31/10	3/31/10	*3/31/11*	*12/31/10*	*3/31/10*
Agency investments	$ 694,930	$ 722,193	$ 409,168	*42.6%*	*48.2%*	*42.1%*
Non-agency investments	495,847	290,521	139,953	*30.4%*	*19.4%*	*14.4%*
Consumer	257,910	266,244	232,266	*15.8%*	*17.8%*	*23.9%*
Mortgage	108,628	166,860	158,149	*6.7%*	*11.1%*	*16.3%*
Commercial	73,172	53,836	33,217	*4.5%*	*3.7%*	*3.3%*
	$ 1,630,487	$ 1,499,654	$ 972,753	*100%*	*100%*	*100%*

STIFEL FINANCIAL

Institutional Group

($ in thousands)	Quarter Ended 3/31/11	3/31/10	% Change	12/31/10	% Change
Commissions	**$ 54,025**	$ 25,448	**112.3%**	$ 47,047	**14.8%**
Principal transactions	**36,696**	57,549	**(36.2%)**	35,564	**3.2%**
Investment banking	**35,106**	28,918	**21.4%**	81,583	**(57.0%)**
Other income [(1)]	**1,167**	1,377	**(15.3%)**	1,708	**(31.7%)**
Net revenues	**126,994**	113,292	**12.1%**	165,902	**(23.5%)**
Compensation and benefits	**77,187**	66,304	**16.4%**	94,300	**(18.1%)**
Non-comp operating expenses	**28,414**	19,532	**45.5%**	27,946	**1.7%**
Total non-interest expenses	**105,601**	85,836	**23.0%**	122,246	**(13.6%)**
Income before income taxes	**$ 21,393**	$ 27,456	**(22.1%)**	$ 43,656	**(51.0%)**
***Ratios to net revenues* :**					
Compensation and benefits	**60.8%**	58.5%		56.8%	
Non-comp operating expenses	**22.4%**	17.3%		16.9%	
Income before income taxes	**16.8%**	24.2%		26.3%	

(1) Includes net interest and other income.

Institutional Group Revenues

($ in thousands)	Quarter Ended 3/31/11	3/31/10	% Change	12/31/10	% Change	% of Net Revenues 3/31/11	3/31/10	12/31/10
Sales and trading:								
Equity	**$ 52,398**	$ 38,651	**35.6%**	$ 46,521	**12.6%**	**41.2%**	34.2%	28.0%
Fixed income	**38,323**	44,346	**(13.6%)**	36,090	**6.2%**	**30.2%**	39.1%	21.8%
	90,721	82,997	**9.3%**	82,611	**9.8%**	**71.4%**	73.3%	49.8%
Investment Banking:								
Capital raising								
Equity	**23,005**	14,088	**63.3%**	34,458	**(33.2%)**	**18.1%**	12.4%	20.8%
Fixed income	**3,041**	5,916	**(48.6%)**	6,216	**(51.1%)**	**2.4%**	5.2%	3.7%
	26,046	20,004	**30.2%**	40,674	**(36.0%)**	**20.5%**	17.6%	24.5%
Advisory fees								
Equity	**8,387**	8,485	**(1.2%)**	38,119	**(78.0%)**	**6.6%**	7.5%	23.0%
Fixed income	**673**	429	**56.9%**	2,790	**(75.9%)**	**0.5%**	0.4%	1.7%
	9,060	8,914	**1.6%**	40,909	**(77.9%)**	**7.1%**	7.9%	24.7%
Investment Banking	**35,106**	28,918	**21.4%**	81,583	**(57.0%)**	**27.6%**	25.5%	49.2%
Other revenue [(1)]	**1,167**	1,377	**(15.3%)**	1,708	**(31.7%)**	**1.0%**	1.2%	1.0%
Total net revenue	**$ 126,994**	$ 113,292	**12.1%**	$ 165,902	**(23.5%)**	**100.0%**	100.0%	100.0%

[(1)] Includes net interest and other income.

Stifel Financial



Financial Condition

Statement of Financial Condition

As of March 31, 2011

Total Assets ($ in Billions)



$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$0.8
$1.1
$1.5
$1.6
$3.2
$4.2
$4.5
2005
2006
2007
2008
2009
2010
Q1 2011

Total Capitalization ($ in Billions)



$1.5
$1.2
$0.9
$0.6
$0.3
$0.0
$0.2
$0.1
$0.2
$0.3
$0.1
$0.2
$0.5
$0.1
$0.4
$0.7
$0.1
$0.6
$1.0
$0.1
$0.9
$1.3
$0.1
$1.3
$1.4
$0.1
$1.3
2005
2006
2007
2008
2009
2010
Q1 2011
Trust Preferred Securities
Stockholders Equity

Leverage Ratio



4.0x
3.0x
2.0x
1.0x
0.0x
3.7x
3.7x
2.9x
4.4x
2.7x
2.3x
6.5x
1.9x
3.3x
11.1x
2.4x
3.1x
13.0x
2.0x
3.3x
11.1x
2.3x
2005
2006
2007
2008
2009
2010
Q1 2011
SN & SF
SB&T

Book Value Per Share



Per share information adjusted for April 2011 three-for-two stock split
$30
$25
$20
$15
$10
$5
$0
$6.81
$8.23
$12.24
$15.12
$19.24
$24.42
$24.32
2005
2006
2007
2008
2009
2010
Q1 2011

Capital Structure
As of March 31, 2011

($ in thousands)	
Total Assets	$ 4,537,205
Stockholders' Equity	$ 1,287,007
Debentures to:	
Stifel Financial Capital Trust II - LIBOR plus 1.70%, due 9/30/35	$ 35,000
Stifel Financial Capital Trust III - LIBOR plus 1.85% (fixed at 6.79% until 6/6/12), due 6/6/37	$ 35,000
Stifel Financial Capital Trust IV - LIBOR plus 1.85% (fixed at 6.78% until 9/6/12), due 9/6/37	$ 12,500
Total Debentures *(average 6.64% per annum)*	$ 82,500
Total Capitalization	$ 1,369,507

Ratios:

Equity to Assets	28.4%
Capitalization to Assets	30.2%
Debentures to Equity	6.4%
Leverage Ratio	3.3x
Equity Capitalization	3.5x

STIFEL FINANCIAL

Level 3 Assets

	Carrying Value	
($ in thousands)	**3/31/11**	12/31/10
Auction Rate Securities (ARS) [1]	**$ 91,972**	$ 94,795
Stifel Bank & Trust Investments	**13,000**	-
Trading Securities	**14,555** [2]	40,243
Other Investments [3]	**38,606**	38,502
Level 3 assets (excluding ARS)	**66,161**	78,745
Total Level 3 assets	**$ 158,133**	$ 173,540
Percentage of Equity	*12.3%*	*13.8%*
Percentage of Equity (excluding ARS)	*5.1%*	*6.3%*

(1) Includes $11.3 million and $11.4 million, respectively, of ARS held at Stifel Bank & Trust.

(2) Approximately $7.5 million were sold during April 2011.

(3) Includes $30.8 million and $31.3 million, respectively, of investments held by TWPG subsidiaries.

Other Financial Data

	As of			As of	
	3/31/11	3/31/10	**% Change**	12/31/10	**% Change**
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	**$ 2,749,674**	$ 2,112,054	**30.2%**	$ 2,444,310	**12.5%**
Stifel Bank	**1,787,531**	1,115,329	**60.3%**	1,773,720	**0.8%**
Total assets	**$ 4,537,205**	$ 3,227,383	**40.6%**	$ 4,218,030	**7.6%**
Total shareholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	**$ 1,125,486**	$ 779,578	**44.4%**	$ 1,122,144	**0.3%**
Stifel Bank	**161,521**	132,826	**21.6%**	136,654	**18.2%**
Total shareholders' equity	**$ 1,287,007**	$ 912,404	**41.1%**	$ 1,258,798	**2.2%**
Leverage ratio:					
Stifel Nicolaus & Stifel Financial	**2.3**	**2.4**	**(7.1%)**	2.0	**12.2%**
Stifel Bank	**11.1**	**8.4**	**31.8%**	13.0	**(14.7%)**
Total leverage ratio	**3.3**	**3.2**	**2.1%**	3.1	**5.4%**
Book value per share [(1)]	**$ 24.32**	$ 19.67	**23.6%**	$ 24.42	**(0.4%)**
Financial advisors [(2)]	**1,947**	1,900	**2.5%**	1,935	**0.6%**
Full-time associates	**4,916**	4,518	**8.8%**	4,906	**0.2%**
Locations	**311**	294	**5.8%**	312	**(0.3%)**
Total client assets (000s)	**$ 115,284,000**	$ 95,319,000	**20.9%**	$ 110,593,000	**4.2%**

(1) All per share information has been retroactively adjusted to reflect the April 2011 three-for-two stock split.

(2) Includes all retail Financial Advisors.

STIFEL FINANCIAL

1st Quarter 2011
Financial Results Presentation

May 9, 2011

STIFEL FINANCIAL